CENTERSTAGING CORP.

April 30, 2007

VIA ELECTRONIC TRANSMISSION

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

CenterStaging Corp
Form SB-2
Filed March 22, 2007 - File No. 333-141519

Dear Mr. McTiernan:

This letter is in response to your letter, dated April 11, 2007, providing comments on the Registration Statement on Form SB-2 that this company, CenterStaging Corp., filed with the Commission on March 22, 2007 (the “Registration Statement”).

In order to better understand our responses to the Staff’s comments, we believe that a brief overview of the selling securityholders and the transactions between us and the selling securityholders would be useful.

The “selling securityholders” included in the Registration Statement consist of five entities/persons. These five entities/persons acquired the securities that are included in the Registration Statement over the past 18 months in three separate, unrelated transactions. The three transactions consist of the following:

A. Mick Fleetwood Artist Transaction. The earliest of the three transactions was the issuance in October 2005 of a warrant to purchase 40,000 shares of our common stock to Mick Fleetwood. Mr. Fleetwood is a renowned musician (he is the principal of Fleetwood Mac, the band that has produced many award winning records over the past 30 years) who received the foregoing warrant as partial consideration for an artist agreement that we entered into with him. The services Mr. Fleetwood provided to us were related to our musical production company business, including on-camera performance services in connection with one segment of our “Lessons From the Legends” series of programs. Other than his relationship with us as a musician, Mr. Fleetwood has no affiliation or relationship to our company or to any of its principals or affiliates, and we have not entered into any other transactions with Mr. Fleetwood or with any person or entity with whom Mr. Fleetwood is associated.

B. Montage Financing. Although we have operated our principal business since 1980, two years ago we decided to establish a second division. This division consists of a new website known as “rehearsals.com” and all of the video production equipment and technology required to implement that site. We incurred substantial expenses in developing the website and acquiring/installing the video equipment necessary to tape the content for that website. The website was officially launched in March 2006. However, because of the expenses we incurred in establishing the new division, in December 2005 we sought to obtain a short-term, six-month, loan. As described in the Registration Statement, we obtained this loan on December 12, 2005 from Montage Partners III, LLC (“Montage”) by issuing a convertible debenture, due June 12, 2006, in the principal amount of $500,000. The fixed conversion price of the debenture was $1.50 per share. As part of the convertible debenture sale, we also issued to Montage a warrant to purchase 380,000 shares of common stock at $1.60 per share. Because there was virtually no trading volume in our stock in December 2005 (at that time, we had only been a public company on the OTC Bulletin Board for a few months), the sales prices of our stock on the OTC Bulletin Board was not an accurate reflection of the market value of our shares. In fact, in September 2005, we had initiated a private placement of our common stock at a price of $1.50 per share. Accordingly, the debenture conversion price and warrant exercise price were based on the price at which we were offering shares in the private placement and on Montage’s perceived value of our shares, not on the price of our stock on the OTC Bulletin Board. The trading price of our stock on the OTC Bulletin Board on December 12, 2005 was $4.70 per share.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

The debenture matured and was payable on June 12, 2006. However, we did not repay the debenture upon its maturity. After further discussions with Montage, on March 19, 2007 Montage agreed that it would not demand payment of the debenture until July 31, 2007. As consideration for Montage’s forbearance under the debenture and the forgiveness of certain penalties under the debenture, we agreed to (i) reduce the conversion price of the debenture from $1.50 per share to $1.00 per share, (ii) increase the interest rate on the debenture from 6% to 8% per annum commencing on July 1, 2006, (iii) reduce the exercise price of the 380,000 share warrant from $1.60 to $1.10 per share, (iv) pay Montage a $50,000 cash fee, (v) pay all accrued and unpaid interest in cash by no later than April 9, 2007, (vi) and issue 75,000 unregistered shares of our common stock to Montage. At the time that we renegotiated our loan with Montage and reduced the conversion and exercise prices to $1.00 and $1.10, respectively, our stock price was $0.64.

On April 10, 2006, we entered into an approximately three-month consulting agreement with Michael S. Rosenblum, the principal of Montage. Under the consulting agreement, Mr. Rosenblum was engaged to introduce us to business opportunities that would increase our business and operations. In consideration for his services under the consulting agreement, we issued 20,000 shares of our common stock to Mr. Rosenblum. Mr. Rosenblum is not a selling securityholder in the Registration Statement.

Neither Montage nor any of its principals is affiliated with this company or any of our principals. Other than the foregoing consulting agreement with Mr. Rosenblum and the $500,000 convertible loan that we obtained from Montage, we have not entered into any transactions or otherwise had any dealings with Montage or its affiliates.

C. Convertible Debenture PIPE Transaction. The third transaction that involved selling securityholders was our sale in January 2007 of $3,000,000 of our 10% Convertible Debentures, due December 31, 2008 (the “10% Debentures”), and warrants to purchase 3,000,000 shares of our common stock to Crescent International Ltd. and BridgePointe Master Fund Ltd. The 10% Debentures are convertible into shares of our common stock at any time at a fixed conversion price of $1.00 per share (subject to normal anti-dilution adjustments), and the warrants are exercisable at $1.10 per share. At the time of the sale of the 10% Debentures, the trading price of our common stock was $0.95 per share. Accordingly, the 10% Debentures were not sold at a discount to market, and the warrant exercise price likewise was above the market price of our stock. As is normal in these types of PIPE transactions, we agreed to register the shares underlying the 10% Debentures and the related warrants.

HPC Capital Management Corp. acted as the exclusive placement agent in the sale of the of 10% Debentures. As a placement agent fee, we paid HPC Capital Management Corp. $300,000 (10% of the gross proceeds) and issued to HPC a warrant to purchase 150,000 shares of our common stock at a price of $1.10 per share. We also agreed to register the shares underlying the warrants that we issued to HPC Capital Management as part of the placement agent commission.

Other than purchasing the 10% Debentures and related warrants, neither Crescent International Ltd. and BridgePointe Master Fund Ltd. nor any of their affiliates have ever had any relationship, affiliation or dealings with our company, or with any of our principals or affiliates. Similarly, other than acting as our placement agent in this one transaction, neither this company nor any of our affiliates or principals has ever had any relationship with HPC Capital Management Corp. or any affiliates of HPC Capital.

* * *

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

The following are our responses to your comments. The numbers of the responses set forth below correspond to the numbered comments in the April 11, 2007 letter from the Staff.

Comments 1.

Neither Mr. Fleetwood nor HPC Capital own any convertible notes. The total dollar value of the securities underlying the three convertible notes that we issued to Montage and to Crescent International Ltd. and BridgePointe Master Fund Ltd. and that are included in the Registration Statement is as follows:

Montage: As indicated before, the Montage debentures were initially issued in December 2005 and then restructured in March 2007. As stated before, we do not believe that the trading price on December 12, 2005 was indicative of the value of our stock on that date. As aresult, we agreed to a conversion price for the Montage debentures of $1.50 per share. However, since the Staff’s letter refers to the “market price,” the information below is based on the $4.70 last sale price on December 12, 2005. A total of 500,000 shares are issuable upon conversion of the Montague Debenture. Below are the dollar values at both dates:

December 12, 2005:	OTC Bulletin Board price--$4.70
Dollar value: $2,350,000

March 19, 2007:	OTC Bulletin Board price--$0.64
Dollar value: $320,000

Crescent International Ltd., BridgePointe Master Fund Ltd. We have registered in the Registration Statement both (i) the shares underlying the 10% Debenture and (ii) the shares that we may, at our option, issue in lieu of paying interest in cash. Under the registration rights agreement that we entered into with Crescent International Ltd. and BridgePointe Master Fund Ltd., we agreed to register 110% of the number of shares issuable to them under the debentures that they purchased. Accordingly, the calculation below includes 110% of both the shares underlying the 10% Debentures and the interest shares that we may issue thereunder.

OTC Bulletin Board Price: $0.95
Shares registered: 4,400,000
Dollar value: $4,180,000

Comments 2.

Fleetwood: We entered into an artist agreement with Mr. Fleetwood’s company in October 2005 at the time that we issued the warrant to Mr. Fleetwood. Under that agreement, we agreed to pay Mr. Fleetwood’s company a total of $50,000 in cash (in addition to the aforementioned warrant to purchase 40,000 shares) in consideration for his on-camera performance services in connection with “Lessons From the Legends” series. Since we received services for the issuance of the warrant, there were no net proceeds to us from the issuance of this warrant.

Montage:

December 2005 transaction: Other than issuing to Montage the $500,000 debenture and a warrant to purchase 380,000 shares of common stock in consideration for Montage’s $500,000 loan, we made no payments to Montage in connection with its $500,000 loan in December 2005. The $500,000 debenture bore interest at a rate of 6% per annum. To date, we have paid a total of $5,000 in interest on this note.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

March 2007 Restructuring: In consideration for Montage’s forbearance and restructuring of the $500,000 debenture and its forgiveness of approximately $110,000 of accrued penalties, in March 2007 we paid Montage, or agreed to pay Montage, the following:

•	75,000 shares. The value of the 75,000 shares at the then OTC Bulletin Board trading price of $0.64 was $48,000.
•	Increase in interest rate from 6% per annum to 8% per annum. The additional 2% increase until maturity in July 2007 will result in the payment of approximately $7,450 of additional interest.
•	$50,000 cash loan extension payment.

In connection with the restructuring, we also agreed to reduce the debenture conversion price from $1.50 to $1.00 and to reduce the warrant exercise price from $1.50 to $1.00.

Crescent International Ltd., BridgePointe Master Fund Ltd.; HPC Capital Management:

In connection with the sale of the 10% Debenture, we paid HPC Capital Management Corp. a placement agent fee of $300,000 (10% of the gross proceeds) and a issued to HPC a warrant to purchase 150,000 shares of our common stock. In addition, we agreed to reimburse Crescent International Ltd., BridgePointe Master Fund Ltd. for their legal fees incurred in the 10% Debenture transaction (which fees were $20,000).

Assuming that the 10% Debentures are not converted, the total amount of interest that we will pay during the first year of the 10% Debentures will be $300,000; a total of approximately $600,000 of interest will be due under the 10% Debentures from the date of issuance through maturity in December 2008.

In the event that we default under our obligations to register the shares underlying the 10% Debentures, or if we fail to maintain the effectiveness of the Registration Statement, we will have to pay the holders of the 10% Debentures liquidated damages equal to 1.5% per month of the $3,000,000 purchase price for each month during which we are in default under these registration obligations.

In addition, if we default under the 10% Debentures, the holders of the debentures may accelerate the 10% Debentures and we will be obligated to pay them the sum of (i) the greater of (A) 120% of outstanding principal amount plus accrued but unpaid interest or (B) the outstanding principal amount plus accrued but unpaid interest under the 10% Debenture divided by the then effective conversion price multiplied by the market price and (ii) all liquidated damages and other amounts owed by us to the holders of the 10% Debentures. If we are late in the payment under the 10% Debenture, we are subject to a late fee at an interest rate equal to the lesser of 18% per annum or the maximum legal rate.

The net proceeds to us from the sale of the 10% Debentures was $2,680,000 (i.e. $3,000,000 less $300,000 of placement agent commissions, and less the $20,000 reimbursement of the investors’ legal fees). Other than scheduled interest payments of $300,000 for the first year under the 10% Debentures, we are not obligated to make any additional payments during the first year to either Crescent International Ltd., BridgePointe Master Fund Ltd. or HPC Capital Management Corp.

Comments 3.

Montage: The initial $500,000 debenture that we sold to Montage had a fixed conversion price that was below the OTC Bulletin Board market price. Accordingly, that debenture had a built-in profit. However, as described above, the $500,000 debenture was never converted, and the terms were re-negotiated and restructured in March 2007. At the time of the restructuring, the new, and lower conversion price of the $500,000 debenture was above the then existing market price. Therefore, there was no market price/conversion price profit in the restructuring, and any possible profit that Montage could have realized would have had to be as a result of the issuance of the debenture in December 2005, as follows:

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

OTC Bulletin Stock Price on December 12, 2005: $4.70
Conversion Price: $1.50
Total number of shares issuable on December 12, 2005: 333,333 shares
Combined market price (333,333 X $4.70): $1,566,666
Possible profit: $1,066,665.

However, the foregoing terms have been restructured, and at the time that the loan was restructured, the stock price on the OTC Bulletin Board was significantly lower than the conversion price. Accordingly, at the time of the restructuring there was no possible profit.

Crescent International Ltd., BridgePointe Master Fund Ltd. and HPC Capital Management Corp.: As stated above, the 10% Debentures were not issued at a discount. The conversion price of the 10% Debentures at the time of issuance was fixed at $1.00 per share, while the OTC Bulletin Board trading price was $0.95 per share. Accordingly, there was no possible profit on the date of the sale of the $10% Debentures.

Neither Mr. Fleetwood nor HPC Capital own any convertible notes.

Comments 4.

Fleetwood:

OTC Bulletin Stock Price on October 27, 2005: $6.50
Exercise Price: $2.00
Total number of shares issuable under the warrant: 40,000 shares
Combined market price (40,000 X $6.50): $260,000
Possible profit: $180,000

Montage: At the time that we sold the $500,000 debenture and the warrants to purchase 380,000 shares to Montage, the OTC Bulletin Board trading price was above the $1.60 exercise price. Accordingly, that warrant had a built-in profit. However, as described above, the warrant debenture was never exercised, and the terms were re-negotiated and restructured in March 2007. At the time of the warrant price was restructured, the new, and lower exercise price of the warrant was above the then market price. Therefore, the only possible profit Montage could have realized from the warrant was at the time of its issuance in December 2005, as follows:

OTC Bulletin Stock Price on December 12, 2005: $4.70
Exercise Price: $1.60
Total number of shares issuable under the warrant: 380,000 shares
Combined market price (380,000 X $4.70): $1,786,000
Possible profit: $1,178,000.

Crescent International Ltd., BridgePointe Master Fund Ltd. and HPC Capital Management Corp.: As stated above, the warrants issued to HPC Capital and the two purchasers of the 10% Debentures were issued at an exercise price above the market price. The exercise price of the warrants at the time of issuance was $1.10 per share, while the OTC Bulletin Board trading price was $0.95 per share. Accordingly, there was no possible profit on the date of the sale of the warrants.

Comments 5.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

The following table sets forth the information requested regarding the convertible note transactions. Please note, as explained in Comment 2 above, in connection with the restructuring of the Montage note, we also agreed to change the conversion price, warrant exercise price, and interest rate. However, at the time of the reduction of the conversion price of the Montage debenture, and the reduction of the exercise price of the Montage warrant, the OTC Bulletin Board price was lower than the reduced prices of the debenture and warrant. Likewise, the 10% Debentures were issued with a fixed conversion that was above the trading price at the time of issuance. Accordingly, there was no possible profit to be realized at such time from any conversion discounts.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

	Montage Debenture		10% Debentures

Gross Proceeds:	$500,000		$3,000,000

Placement Agent Fee	---		$300,000
Loan Extension Fee	$50,000	(1)	---
Interest	$46,000		$300,000
Legal Fees	---		$20,000
Common Stock Issued	$48,000	(1)	---
Total Payments	$144,000		$620,000

Resulting Net Proceeds:	$356,000		$2,380,000

% Comment 2 Payments	40.5%		26.1%
% Annual average over term	27%		13%

(1) Represents payments related to the March 2007 restructuring of the $500,000 debenture.

Comments 6.

Other than the transaction described in this letter, neither we, nor any of our predecessors, have had any prior securities transactions with any of the selling securityholders, any affiliates of any selling securityholders, or any person with whom to our knowledge any selling securityholder has a contractual relationship (or any predecessor of those persons).

Comments 7.

The following table sets forth certain stock information for the issuance of the $3,000,000 of 10% Debentures on January 16, 2007 and the restructuring of the Montage $500,000 debenture on March 19 2007. The Montage $500,000 debenture was initially issued on December 12 2005, at which time a total of 56,761,399 shares were outstanding and the number of shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder were 19,761,399 shares. To our knowledge, neither Montage nor any of its affiliates owned any of our shares in December 2005.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

	Montage debenture		$3 Million 10% Debenture
	3/19/2007		1/16/2007
Shares outstanding at note issuance date	62,423,995		61,784,995

Less:
Shares held by Affiliates	37,000,000		37,000,000
Shares held by Affiliates of the Selling Shareholders	20,000	(1)	--

The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;	25,233,995		24,784,995

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;	20,000(1)		--

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;	3,000		--

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and	17,000		--

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction	995,000		3,850,000
____________________
(1) These shares were issued to Mr. Rosenblum in April 2006 as compensation for his consulting services under a business consulting agreement we entered into with him.

Comment 8.

The 10% Debentures provide that we have the option of making our interest payments either in cash or in stock. At this time, we intend to make most or all of the periodic interest payments required to be made under the $3,000,000 of 10% Debentures by issuing shares of common stock. No principal payments are due under the 10% Debenture until December 31, 2008. Based on our expected operations in December 2008, we believe that we will, at that time, either be able to repay or refinance the $3,000,000 principal payment. Accordingly, we believe that we will be able to make all payments on the 10% Debenture.

We currently are in discussions to raise additional capital for the company. If any of the pending capital raising efforts is completed, we will have the ability to repay the $500,000 debenture owed to Montage.

To the best of our knowledge, none of the selling shareholders have a short position in our common stock.

Comment 9.

As indicated in our introduction to this letter, our only relationship Mr. Fleetwood has been in his capacity as a musician who has used our facilities and who has provided musical talent services to us. Furthermore, our only relationship with Montage, Crescent International Ltd. and BridgePointe Master Fund Ltd. has been as issuer/investor of the debentures that those entities purchased. Finally, our only relationship with HPC Capital has been as the placement agent in the placement of the 10% Debentures. As described in this letter, we did enter into a three-month consulting agreement with the principal of Montage, pursuant to which we paid Mr. Rosenblum, the principal, 20,000 shares of common stock. The agreement with Mr. Rosenblum is the only agreement we, or any of our affiliates, have entered into with any affiliate of any selling shareholder.

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
April 30, 2007

We have not filed either Mr. Fleetwood’s artist agreement or the HPC Capital engagement letters because we do not believe that with is a material agreement of the sort that is required to be filed. However, at your request, we are hereby supplementally providing the Staff with a copy of Mr. Fleetwood’s agreement (the agreement accompanies this letter as Exhibit A) and a copy of the HPC Capital engagement letter (see attached Exhibit B).

Other than the foregoing agreement(s) that we are supplementally submitting to the Staff, we believe that all other agreements between us and any of the selling securityholders have been filed with the Commission and/or are described in the Registration Statement. Therefore, we hereby confirm that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

Comment 10.

The number of shares to be included in the Registration Statement was based on our agreements with the selling securityholders, which agreements are described in the Registration Statement. The registration rights agreement that we entered into with the holders of the 10% Debenture requires us to also register the shares that we may issue as interest payments under the 10% Debenture. However, that registration rights agreement does not specify the exact number of such interest shares that we have to include in the Registration Statement for the possible payment as interest under the 10% Debenture. Accordingly, the number of interest shares included in the Registration Statement was estimated by us. The number of shares described in the Selling Securityholder table matches the number of shares listed on the cover of the Registration Statement.

***

We hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions regarding this response.

Very truly yours,
CENTERSTAGING CORP.

Howard Livingston,
Chief Financial Officer

Attachment:

Exhibit B

July 20, 2006

Mr. Roger Paglia
Chief Executive Officer
CenterStaging Corp.
3407 Winona Avenue
Burbank, CA 91504

RE: Engagement Letter

Dear Mr. Paglia:

This letter agreement (this “Agreement”) confirms CenterStaging Corp.’s (the “Company”) engagement of HPC Capital Management (“HPC”) as investment banker, financial advisor and consultant of the Company and sets forth the terms and conditions pursuant to which HPC shall perform in said capacity.

1.
Retention: Subject to the terms and conditions of this Agreement, the Company hereby engages HPC to act on behalf of the Company as a non-exclusive investment banker, financial advisor and consultant commencing on the date hereof and continuing until the earlier to occur of December 31, 2006 or not less than 10 days prior written notice of termination from either party or December 31, 2006 (the “Engagement”).

2.
Services: During the Engagement and subject to the terms and conditions herein, HPC agrees to provide financial services consisting of: (i) evaluating the Company’s requirements for funding growth and expansion of the Company’s operations; (ii) advising the Company as to alternative modes and sources of financing; (iii) analyzing the impact of business decisions, policies, and practices on the value of the Company’s business and securities; (iv) increasing the public exposure of the Company through introductions to institutions, brokers and the investment community, and (v) bringing to the attention of the Company possible business opportunities and evaluating business opportunities generally, whether or not HPC or others originate such opportunities. HPC agrees to devote such time, attention, and energy as may be necessary to perform the services hereunder. The Company expressly acknowledges and agrees that nothing herein shall be construed, however, to require HPC to (i) provide a minimum number of hours of service to the Company or to limit the right of HPC to perform similar services for the benefit of persons or entities other than the Company, (ii) commit to purchase securities of the Company or secure financing on behalf of the Company by third parties, (iii) ensure that any potential investor(s) introduced to the Company by HPC will execute final agreements with the Company, or (iv) guaranty the obligations of any investor(s) introduced to the Company by HPC under any final agreements with such investor(s).

3.
Remuneration: For undertaking the Engagement and for other good and valuable consideration, including but not limited to, the substantial benefit the Company will derive from the ability to announce its relationship with HPC, the Company agrees as follows:

a.
Placement Fees: HPC shall receive a cash placement fee equal to 10% of the total purchase price of all securities sold by the Company to Qualified Investors during the Compensation Period (“Qualifying Securities”).

For the purposes of this Agreement: (i) a “Qualified Investor” shall mean an individual or entity introduced to CenterStaging by HPC who has no prior business relationship with the Company or its directors, officers, or affiliates and who has been pre-cleared by the Company (so as to avoid circumstances in which the Company may have to pay more than one brokerage fee or commission); and (ii) the “Compensation Period” shall mean the period commencing on the date of this Agreement and terminating one year from the termination of HPC’s engagement.

Warrants: In addition to a cash placement fee, HPC shall be entitled to 50,000 warrants for each $1 million of Qualifying Securities sold by the Company. Each warrant: (i) shall entitle the holder to purchase one share of Common Stock (subject to adjustment for stock splits, dividends and similar matters) at an exercise price equal to the lowest Common Stock Price at which Qualifying Securities included in the Qualifying Securities generating the right to such warrants were sold; (ii) shall be deemed issued upon the date the Company issues the Qualifying Securities causing the $1 million threshold level to be met; (iii) shall be exercisable immediately upon issuance and shall expire three years from date of issuance; (iv) shall contain a cashless exercise provision; (v) shall not be redeemable; (vii) shall be deemed automatically exercised on the expiration date; and (viii) shall be transferable subject only to restrictions on transfer under applicable securities laws. It shall be a condition to the obligation to issue the warrants that in connection with each issuance, HPC execute and deliver an investment letter containing standard investment representations, warranties and agreements sufficient to enable the Company to issue the warrants without registration under the Securities Act of 1933, as amended, pursuant to the exemption from registration under Section 4(2) of such Act and Regulation D thereunder.

The Common Stock Price of any Qualifying Securities shall mean; (i) if the Qualifying Securities are common stock, the price of such common stock; (ii) if the Qualifying Securities are units consisting of capital stock and warrants/options, the price of the unit; and (iii) if the Qualifying Securities are convertible preferred stock or convertible debentures, the conversion price of such securities in effect upon the date of issuance. If the Qualifying Securities are non-convertible preferred stock or debt, they shall be excluded from the calculation of the Common Stock Price unless the entire tranche of Qualifying Securities generating the right to the warrants consists of non-convertible preferred stock and/or debt, in which event the exercise price of the warrants shall be the market price of the common stock on the date the date of issuance of the warrants (the date the $1 million threshold is met).

4.	Representations, Warranties and Covenants of the Company: The Company hereby represents and warrants and covenants as follows:

a.
(i) The Company has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder, (ii) this Agreement has been duly authorized and executed by and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms, (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (A) the Company's certificate of incorporation or by-laws, or (B) any agreement to which the Company is a party or by which any of its property or assets is bound.

b.
In the event that the Company wishes to enter into a transaction that requires the approval of shareholders, it is understood that both the management and the board of directors will use its best efforts to obtain such approval.

5.
Representations, Warranties and Covenants of HPC: HPC hereby represents and warrants that: (i) it has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder, (ii) this Agreement has been duly authorized and executed by and constitutes a valid and binding agreement of HPC enforceable in accordance with its terms, (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (A) HPC's certificate of incorporation or by-laws, or (B) any agreement to which HPC is a party or by which any of its property or assets is bound, and (iv) it is registered as a broker or dealer under the Securities Exchange Act of 1934, as amended, and in each state in which its activities under or pursuant to this Agreement would require such registration.

6.
Independent Contractor: HPC and the Company hereby acknowledge that HPC is an independent contractor. HPC shall not hold itself out as, nor shall it take any action from which others might infer that it is a partner or agent of, or joint venture with, the Company. In addition, HPC shall take no action, which binds, or purports to bind, the Company.

7.
Confidentiality: The Company acknowledges that all opinions and advice, whether oral or written, given by HPC to the Company in connection with this Agreement are intended solely for the benefit and use of the Company in considering the transactions to which they relate, and the Company agrees that no person or entity other than the Company shall be entitled to make use of or rely upon the advice of HPC to be given hereunder, and no such opinion or advice shall be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company in communications with third parties at any time, in any manner or for any purpose, nor may the Company make any public references to HPC or use HPC’s name in any annual report or any other report or release of the Company without HPC’s prior written consent, except that the Company may, without HPC’s further consent, disclose this Agreement (but not information provided to the Company by HPC) in the Company’s filings with the Securities and Exchange Commission, if such disclosure is required by law. Similarly, the Company may provide proprietary and confidential information to HPC in connection with this Agreement, which Company will identify as such at the time it is disclosed to HPC. HPC will keep such information confidential and not disclose it to any third party without Company’s consent, and will use any such information provided by the Company solely for the purpose of providing services to the Company under this Agreement. The Company does not guarantee the accuracy of any technical or economic projection and forecasts that may be provided to HPC hereunder.

8.
Reimbursement: The Company agrees to reimburse promptly HPC, upon request from time to time, for all reasonable, out-of-pocket expenses incurred by HPC in connection with the matters contemplated by this Agreement. The Company’s prior approval in writing will be required for any individual expense above $500. In no event shall the expenses exceed $2,500 without the Company’s prior written consent.

9.
Indemnification: The Company agrees that it shall indemnify and hold harmless HPC, its stockholders, directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an “Indemnified Party”), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement made with the written consent of the Company of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party: (a) arising out of, or in connection with, any actions taken or omitted to be taken by the Company, its affiliates, employees or agents, or any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information furnished to HPC by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or HPC's performing the services contemplated hereunder; provided, however, the Company will not be liable under clause (b) hereof to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from HPC's gross negligence or bad faith in performing such services or breach of its obligations under this Agreement.

If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the Company shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and HPC on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and HPC on the other, but also the relative fault of the Company and HPC; provided, however, in no event shall the aggregate contribution of HPC and/or any Indemnified Party be in excess of the net compensation actually received by HPC and/or such Indemnified Party pursuant to this Agreement.

The Company shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

The Company shall not be responsible for any settlement by any Indemnified Party made without the written consent of the Company.

In circumstances where the Company is responsible for providing the costs of defending the Indemnified Party, the Company shall have the right to provide such defense with counsel of its own selection or, if it chooses not to provide counsel of its own selection, to approve legal representation deemed necessary to defend the Indemnified Party.

In the event any Indemnified Party shall incur any expenses covered by this Section 9, the Company shall reimburse the Indemnified Party for such covered expenses within ten (10) business days of the Indemnified Party’s delivery to the Company of an invoice therefore, with receipts attached. Such obligation of the Company to so advance funds may be conditioned upon the Company’s receipt of a written undertaking from the Indemnified Party to repay such amounts within ten (10) business days after a final, non-appealable judicial determination that such Indemnified Party was not entitled to indemnification hereunder.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of HPC’s engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company’s business or assets.

10.
Notices: Except as otherwise specifically agreed, all notices and other communications made under this Agreement shall be in writing and, when delivered in person or by facsimile transmission, shall be deemed given on the same day if delivered on a business day during normal business hours, or on the first day of business day following delivery in person or by facsimile outside normal business hours, or on the date indicated on the return receipt if sent registered or certified mail, return receipt requested. All notices sent hereunder shall be sent to the representatives of the party to be noticed at the addresses indicated respectively below, or at such other addresses as the parties to be noticed may from time to time by like notice hereafter specify:

If to the Company:

Mr. Roger Paglia
Chief Executive Officer
CenterStaging Corp.
3407 Winona Avenue
Burbank, CA 91504

If to HPC:

HPC Capital Management
300 Colonial Center Parkway, Suite 100
Roswell, GA 30076
Attn: Vincent Sbarra, President

11.
Entire Agreement: This Agreement contains the entire agreement between the parties. It may not be changed except by agreement in writing signed by the party against whom enforcement of any waiver, change, discharge, or modification is sought. Waiver of or failure to exercise any rights provided by this Agreement in any respect shall not be deemed a waiver of any further or future rights.

12.
Survival of Representations and Warranties: The representations, warranties, acknowledgments and agreements of HPC and the Company shall survive the termination of this Agreement. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided, however, that, such severability should be ineffective if it materially changes the economic benefit of this Agreement to any party.

13.
Governing Law: This Agreement shall be construed according to the laws of the State of New York and subject to the jurisdiction of the courts of said state, without application of the principles of conflicts of laws. Each party consents exclusively to personal jurisdiction in New York, waives any objection as to jurisdiction or venue, and agrees not to assert any defense based on lack of jurisdiction or venue. In any litigation, arbitration, or other dispute resolution arising out of or relating to this Agreement, the prevailing party shall be reimbursed by the other party (as determined by a court of competent jurisdiction) for reasonable attorneys’ fees and/or arbitration costs.

14.
Successors: This Agreement may not be assigned by either the Company or HPC without the prior written consent of the other party. This Agreement shall be binding upon the parties, their permitted successors and assigns.

15.
Execution: This Agreement may be executed in any number of counterparts each of which shall be enforceable against the parties executing such counterparts, and all of which together shall constitute a single document. Except as otherwise stated herein, in lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original.

Agreed to and accepted as of the date of this letter.

	CenterStaging Corp.		HPC Capital Management

By:		By:
	Roger Paglia		David Batista
	Chief Executive Officer		Managing Director